COLFAX CORPORATION

8170 Maple Lawn Blvd., Suite 180

Fulton, MD 20759

February 18, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Colfax Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 18, 2013. Such disclosure begins on page 37 of the Annual Report on Form 10-K and is incorporated by reference herein.

Sincerely,

/s/ A. Lynne Puckett
A. Lynne Puckett
Senior Vice President, General Counsel and Secretary